ROUGE RESOURCES LTD.

SUITE 3123 – 595 BURRARD STREET

VANCOUVER, BC   V7X 1J1

TEL:  604-609-6110   Fax:  604-609-6145

Rouge Resources (To Be Renamed Fiore Exploration) Appoints Timothy Warman as

Chief Executive Officer; Announces Proposed Board Changes

Mr. Warman, an Experienced Geologist and Mining Executive, Was Formerly

President at Dalradian Resources and Vice President at Aurelian Resources and Is a

Current Director of Continental Gold

Robert Pirooz, Peter Tallman, Harry Pokrandt, Geir Liland and Timothy Warman Will

Be Appointed to the Company's Board of Directors at Closing

July 12, 2016	TSXV – ROU.V

Rouge Resources Ltd. (TSX-V; ROU) (“Rouge” or the “Company”), a publicly traded mineral exploration company intending to change its name to Fiore Exploration Ltd., is pleased to announce key management changes and proposed board changes.

Mr. Timothy Warman, P.Geo, has been appointed Chief Executive Officer of the Company effective July 8, 2016. Mr. Warman is a professional geologist with over 25 years of experience in all phases of mineral exploration, from grassroots exploration through feasibility and development. He has held board or senior leadership roles with some of the most successful exploration and development companies of the past decade which have together discovered over 30 million ounces of gold.

Mr. Warman is a director of Continental Gold Inc. (since 2010), a leading Colombia-focused explorer which is developing the large-scale and high-grade Buriticá project. He was President of Dalradian Resources, which is developing the Curraghinalt gold project in Northern Ireland, from 2012-2015. At Dalradian, Mr. Warman was responsible for all operational aspects of the company’s exploration, permitting and development activities. Previously, Mr. Warman was Vice President, Corporate Development of Aurelian Resources Inc., where he supported the exploration team in Ecuador, initiated and managed early-stage development studies, marketed Aurelian to international investors and played a significant role in successfully negotiating the $1.2 billion acquisition of Aurelian by Kinross Gold Corporation. Prior to Aurelian, Mr. Warman held senior positions in a number of mining and exploration companies in North America, Africa and Europe. Mr. Warman is a graduate of the University of Manitoba (MSc) and McMaster University (BSc) and a member of the Association of Professional Geoscientists of Ontario.

“I am extremely pleased to join Rouge Resources as CEO,” commented Mr. Warman. “The mining industry is in dire need of new discoveries. My goal is to build a leading exploration company with an experienced and motivated team. That company will be actively exploring multiple targets with the goal of delivering world-class discoveries to the benefit of shareholders and local communities. This opportunity is an excellent fit with my experience as an exploration geologist and as a senior executive with a focus on Latin America. I look forward to working with the board to realize this vision.”

The Company is pleased to announce that Robert Pirooz, Peter Tallman, Harry Pokrandt, Geir Liland and Timothy Warman will be appointed to the Company’s board of directors on closing.

Mr. Robert Pirooz is a successful lawyer, venture capitalist and mining entrepreneur with extensive experience in South America. Mr. Pirooz served as Director and General Counsel at Pan American Silver from 2003-2015. During his tenure, Mr. Pirooz helped establish Pan American as a leading precious metals producer with operations in Mexico, Peru, Bolivia and Argentina, and more than 3500 employees/workers. Mr. Pirooz has been a Director and Advisor to several successful mining startups including Lumina Copper Corporation, which sold to First Quantum Corporation for $470 million in 2014. He was a Director of Augusta Resource Corporation, which was acquired by Hudbay Mining for $550 million in 2014. Mr. Pirooz was a Director of Ventana Gold Corporation, which was acquired by AUX for $1.54 billion in 2011. Mr. Pirooz is a 2012 Queen's Counsel appointee in B.C. He was called to the British Columbia Bar in 1990 after obtaining a Bachelor of Law degree from the University of British Columbia and studying Commerce at Dalhousie.

Mr. Peter Tallman, P.Geo, is an experienced mining entrepreneur and Professional Geologist. He has 35 years experience in the mining industry. Mr. Tallman has worked in Canada, Chile, Mexico, and Australia.  His career has included the grassroots discovery and delineation of three mineral deposits, two of which have been mined, diversely including one gold, one antimony, and one zinc deposit.  He is currently President and CEO of Klondike Gold Corp., which is exploring for gold in Yukon, Canada. Mr. Tallman has held either Founder, Director, and/or senior management positions at a number of publicly listed Canadian mining companies continuously over the past 20 years.

Mr. Harry Pokrandt has over three decades of experience in Canada’s capital markets, and recently retired from Macquarie Capital Markets Canada Ltd after a successful career as a trader, underwriter and investment banker. Formerly, Mr. Pokrandt was Managing Director for a major international investment banking firm, leading its Metals & Mining Group at its Vancouver office. He was previously involved with resource-focused investment bank boutique, Orion Securities Inc., where he worked in Institutional Sales for over 20 years. Mr. Pokrandt has worked on numerous financing and advisory assignments in the metals and mining sector. He has been a member of the board of directors at Sandspring Resources since September 2016 and a member of the board of directors at Lithium X Energy since November 2015. Additionally, Mr. Pokrandt was a member of the President's Council for the International Crisis Group from 2010 to 2013 and has been actively involved in the Local Advisory Committee for the TSX Venture Exchange since 2013.

Mr. Geir Liland brings over 30 years of corporate finance, accounting and management experience to the Company. In 1982 after working for a number of accounting firms and public companies, Mr. Liland began a long career with the TSX Venture Exchange. From November 1999 until August 2002 Mr. Liland held the position of Vice President, Corporate Finance (Vancouver) for the Exchange where he led corporate finance staff through integration with the Alberta, Winnipeg and Montreal Stock Exchanges and the Canadian Dealing Network. Since 2002 Mr. Liland has been a business consultant and a director of several public companies. Mr. Liland holds a Bachelor of Arts in Economics and Commerce from Simon Fraser University in British Columbia.

The Company wishes to announce it has granted 2,270,000 stock options to certain directors, officers and consultants of the Company, exercisable for a period of ten years at $0.51 per share.

Further to the Company's news releases dated June 15, 2016 the Company and Arena Minerals Inc ("Arena") have agreed to amend the terms of the acquisition such that Arena will now receive 9,550,000 common shares of the Company and SQM will receive 5,350,000 common shares of the Company. This amendment reflects the required increase of 1,400,000 common shares to account for the extra dilution caused by the increase in the financing.  In addition a further 70,000 common shares will be issued to the finder.

Tim Warman, P.Geo., Rouge’s CEO, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Rouge Resources Ltd.

Rouge Resources Ltd., has signed a letter of intent with Arena Minerals for the acquisition of the Pampas El Peñon gold project in Chile, which covers land in the same geological environment as Yamana's flagship El Peñon mine. The Company is undertaking a fully allocated non-brokered private placement of up to 20,000,000 common shares at a price of $0.26 per common share, for gross proceeds of $5,200,000. The private placement remains subject to the approval of the TSX Venture Exchange. Rouge intends to change its name to Fiore Exploration Ltd.

On behalf of ROUGE RESOURCES LTD.

"Tim Warman"

Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

"This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as "may," "will," "should," "anticipate," "plan," "expect," "believe," "estimate," "intend" and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required."